Exhibit 99.1

11 September 2014

Mr. D. Allen

Adviser, Listing (Perth)

ASX Compliance Pty. Ltd.

Level 8, Exchange Plaza

2 The Esplanade

Perth W.A. 6000

Voluntary Suspension Request

Genetic Technologies Limited (ASX: GTG, “Company”) requests the securities of the Company be placed in Voluntary Suspension with immediate effect.

For the purpose of ASX Listing rule 17.2, and in support of its request, the Company advises that:

1.              The voluntary suspension is requested pending an announcement by the Company in relation to the finalisation of a proposed financing;

2.              It requests that the voluntary suspension remain in place until the earlier of the time it makes an announcement to the market about the results of the financing and the commencement of normal trading on Monday, 15 September 2014; and

3.              It is not aware of any reason why the voluntary suspension should not be granted or any other information necessary to inform the market about the voluntary suspension.

Yours sincerely,

/s/ Alison J. Mew
Alison J. Mew
Chief Executive Officer

Genetic Technologies Limited • ABN 17 009 212 328 • Email askus@gtglabs.com • Website www.gtglabs.com • Phone +61 3 8412 7000 • Fax +61 3 8412 7040 Registered Office 60-66 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia